SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eastern Dental Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Friberg Parkway, Suite 2002
(No. and Street)

Westborough (City) MA (State) 01581 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila Anzuoni 508-836-4204 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheila Anzuoni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eastern Dental Brokerage Services LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sheila A. Anzuoni
Signature

Manager,
Eastern Dental Brokerage Services, LLC
Title

Maureen Marra
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EASTERN DENTAL BROKERAGE SERVICES, LLC

Financial Statements and Supplemental Schedules

December 31, 2006

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Table of Contents

	Page
Annual Audited Report Form X-17A-5 Part III	1
Oath or Affirmation	2
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 9
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1	10
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control Required by Rule 17a-5	13 - 14



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors

We have audited the accompanying statement of financial condition of Eastern Dental Brokerage Services, LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eastern Dental Brokerage Services, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
March 27, 2007

EASTERN DENTAL BROKERAGE SERVICES, LLC

Statement of Financial Condition

December 31, 2006

Assets:		
Cash and cash equivalents	$	18,340
Prepaid expenses		1,534
Deferred tax asset		1,664
Accounts receivable		212
Commissions receivable		19
Total assets	$	21,769
Liabilities:		
Audit expense payable	$	8,500
Accounts payable: Other		1,500
Total liabilities		10,000
Stockholder's equity:		
Capital contributed by Parent		15,000
Retained earnings		(3,231)
Total stockholder's equity		11,769
Total liabilities and stockholder's equity	$	21,769

See accompanying notes to financial statements.

EASTERN DENTAL BROKERAGE SERVICES, LLC

Statement of Operations

Year Ended December 31, 2006

Revenues:		
Commission and other income	$	14,362
		14,362
Expenses:		
Professional fees		13,000
Regulatory fees		1,203
Other expenses		685
		14,888
Loss before income taxes		(526)
Income tax benefit		179
Net loss	$	(347)

See accompanying notes to financial statements.

EASTERN DENTAL BROKERAGE SERVICES, LLC

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Capital contributed by Parent	Retained earnings	Total
Balance, January 1, 2006	15,000	(2,884)	12,116
Net loss	—	(347)	(347)
Balance, December 31, 2006	15,000	(3,231)	11,769

See accompanying notes to financial statements.

EASTERN DENTAL BROKERAGE SERVICES LLC

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(347)
Increase in deferred taxes		(179)
Adjustment to reconcile net loss to net cash used for operating activities – change in:		
Prepaid expenses		(1,309)
Accounts receivable		(212)
Commissions receivable		(19)
Audit expense payable		8,500
Accounts Payable: Other		400
Net cash provided by operating activities		6,834
Net increase in cash and cash equivalents		6,834
Cash and cash equivalents at beginning of year		11,506
Cash and cash equivalents at end of year	$	18,340

See accompany notes to financial statements.

(1) Operations and Organization

Eastern Dental Brokerage Services, LLC (the Company) was organized as a Massachusetts corporation on May 6, 2005, and the Company is a wholly-owned subsidiary of Eastern Dental Financial Services LLC (Parent or EDFS). EDFS is a wholly-owned subsidiary of Eastern Dentists Insurance Company.

The Company was created as an accommodating broker-dealer to receive commissions on mutual funds and annuities from Next Financial, an investment company. The Company is registered with the Securities and Exchange Commission and with the National Association of Securities Dealers, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(b) Cash and Cash Equivalents

Cash represents monies held in a bank account under normal commercial terms. Investments in money market funds are considered to be cash equivalents. Such investments are carried at cost, which approximates market value.

(c) Revenue

The Company earns commissions from the placement of mutual funds and equity interest annuities. These commissions are recorded when earned.

(d) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(f) Fair Values

Substantially all of the Company's financial assets and liabilities are carried at amounts that approximate fair value because of the short-term nature.

(Continued)

(3) Income Taxes

The provision for income taxes is presented below:

Current	$	—
Deferred		179
Total income tax benefit	$	179

The deferred income tax asset resulted from the net operating losses during 2006 and 2005. The Company expects to fully utilize the deferred tax asset. Therefore no valuation allowance has been recorded against the deferred tax asset. There were no federal income taxes payable to or receivable from the Parent. The federal income tax benefit was calculated using the statutory rate of 34%. The net operating losses of $4,895 will expire in 2026 and 2025.

(4) Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital, shall not exceed 15 to 1 or 6 2/3%. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ration would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $8,340, which was $3,340 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2006 was 1.2 to 1.

(5) Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(1) under Rule 15c3-3 of the U.S. Securities and Exchange Commission Act of 1934 (Securities Act of 1934), (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

(6) Related Party

The Company receives support from its Parent for items such as personnel salaries and benefits, accounting and information technology services, office space, office equipment, and certain office supplies. There is no charge to the Company for these items.

Schedule I

EASTERN DENTAL BROKERAGE SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Capital – stockholder's equity	$	11,769
Deductions – nonallowable assets:		
Prepaid expenses		1,534
Deferred tax asset		1,664
Accounts receivable		212
Commissions receivable		19
Net capital	$	8,340
Aggregate indebtedness	$	10,000
Minimum net capital requirement of broker or dealer		5,000
Excess net capital	$	3,340
Ratio of aggregate indebtedness to net capital		1.2 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006):

The following summarizes the differences between the Company's computation of net capital as included in Part II of Form X-17A-S as of December 31, 2006 and the information included herein:

Reconciliation of Net Capital

As reported on Part II of Form X-17A-6	$	17,540
To adjust audit expense payable		(8,500)
To adjust accounts payable other		(700)
As reported on this report	$	8,340

See accompanying independent auditors' report.

Schedule II

EASTERN DENTAL BROKERAGE SERVICES, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company operates pursuant to the exemptive provisions of (k)(1) under Rule 15c3-3 of the U.S. Securities and Exchange Commission Act of 1934 (Securities Act of 1934), (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying independent auditors' report.

Schedule III

EASTERN DENTAL BROKERAGE SERVICES, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company operates pursuant to the exemptive provisions of (k)(1) under Rule 15c3-3 of the U.S.

Securities and Exchange Commission Act of 1934 (Securities Act of 1934), (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying independent auditors' report.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors

In planning and performing our audit of the financial statements and supplemental schedules of Eastern Dental Brokerage Services LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
March 27, 2007

END